TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

November 6, 2019

Dear Sir/ Madam,

Sub: Chairman's remarks and presentations made during the Analyst/Investor Meeting

In continuation to our letter dated November 5, 2019, please find enclosed the Chairman's remarks and presentations made during the Analyst/Investor Meeting held by the Company today.

This is for your information and records. It will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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NANDAN NILEKANI INVESTOR DAY REMARKS

Welcome to the Infosys Analyst Meet. It is my pleasure to host all of you here today, and on behalf of the Infosys Board of Directors, I thank you for making the time to join us. We have always known that we can count on both your deep insights and your unstinting support – as we've taken on the various challenges of running our business over the years, and as we continue to strive onward.

I would like to use this opportunity to briefly update you on the progress we have made as a board and as an organization over the last eighteen months, since we announced our new strategic direction. I would also like to address questions or concerns you may have about the recent whistleblower matter that has generated a fair amount of discussion over the past few weeks.

Let me begin by giving you a brief perspective about how digital disruption is fundamentally reshaping the boundaries and configuration of every industry. Navigating this disruption is rapidly becoming the single most important priority for every large global business, especially incumbent enterprises across sectors. FMCG players must equip themselves to pivot in a Direct to Consumer world. Auto manufacturers must rethink their future where electric cars, driverless vehicles and mobility aggregators will change the business dynamics irrevocably. With EV and renewables getting set to end the oil regime, energy and utilities players will have to power up in new ways. As the world moves away from cards and begins to count more on the smartphone, financial services companies must think of their own smart moves. Every business is looking to understand these shifts, adapt to thrive and respond confidently with technology as their aide.

We also see six technology imperatives impacting enterprises. These include the rise of cloud, the evolution of open source, the democratization of data and algorithms, the consumerization of user experience, the changing cybersecurity landscape, and the modernization and assurance of core systems. Enterprises that are able to successfully address these imperatives will emerge as leaders in the digital economy.

Over the last 38 years, we've managed the core operations of some of the largest global enterprises. Our navigate your next strategy and distinct approach to the five digital outcomes these corporations seek, uniquely positions us to support our clients as they strive to overcome these digital challenges and capitalize upon the opportunities of our times.

Our revenue growth averages 11.4% constant currency over the last four quarters, with our CEO and MD Salil Parekh playing a lead role in reinvigorating the organization and driving momentum. Recognition for
our brand across various global platforms, including being awarded the number 3 ranking on the Forbes list of The World's Best Regarded Companies for 2019, is validation of the progress we are making as an organization.

As we help our clients navigate their transformation journey, we have also been diligently preparing ourselves for this new world. As a board, we have been focused on a few important priorities – strengthening our corporate governance standards and processes in line with our heritage and our values, developing a robust capital allocation policy that delivers predictable returns for our shareholders and most importantly, building a resilient and stable executive

management team to chart the way forward. We have periodically updated you on all these dimensions and I am delighted with the progress we have made as a team.

Another important area where the board and the management are working in unison has been towards the objective of rewiring Infosys' operations to work with the enthusiasm and energy of a start-up. This meant overhauling the ways of working that were slowing us down, melting down the silos that separate us, replacing old systems and processes with new and agile ones, reimagining experience and learning for our 230000+ employees, growing our internal tribes of advocates and brand ambassadors, and all this towards making Infosys a Live Enterprise that can sense and respond in real time.

We are getting it all done, because we are relying on intelligent automation to create bandwidth for our people to focus on solving tougher problems for our clients, building more effective teams and learning more. We have been collaborating, networking seamlessly and globally, in our quest to bring the best of this renewed Infosys to every employee and every client.

Let me now take this opportunity to address the matter of the anonymous whistleblower complaints recently received by the company.

Infosys takes these complaints seriously and, as we've said publicly, the audit committee has engaged an independent law firm to fully investigate the allegations. The investigation is ongoing, and we will provide a summary of the investigation results after it is complete.

While I can't address the substance of the ongoing investigation or the complaints' merits, I want to share the background on Infosys' overall approach to compliance and our handling of this matter.

As a company, Infosys is committed to defining, following and practicing the highest level of corporate governance across all our business functions. In the thirty-eight years since our founding, we have built a robust track record for complying with several stable processes that have stood us in good stead. This company has always been guided by a strong moral core and sense of larger purpose. We have reinforced these values by hiring people who are aligned to the Company's values and have instituted structures and processes to ensure that these values remain at the heart of our identity. Integrity and transparency are at the foundation of our business and inform our culture, policies and relationships with all our stakeholders.

Our whistleblower policy, which is grounded in the values of our corporate governance practices, has been in place for over fifteen years. The policy is intended to help ensure that the company maintains a workplace that adheres to the highest ethical standards and facilitates the reporting of potential violations of company policies and applicable laws.

The Audit Committee, which has expertise in these matters, serves as the custodian of the whistleblower process and it promptly and appropriately investigates complaints. Information disclosed during the course of the investigation is kept confidential, except as necessary to conduct the investigation and take any remedial action, in accordance with the law.

The investigation process allows the company to determine the validity of complaints. Should an investigation substantiate the allegations of a complaint, the company promptly undertakes remedial steps and makes disclosures if required.

Infosys' response to the recent whistleblower allegations adhered to the company policy and past practices, and complied with all applicable laws and regulations. Contrary to reports that assert otherwise, I can say with certainty that the company acted responsibly in response to the complaints.

Here are the facts.

We first became aware of the original complaints on September 30. Pursuant to our whistleblower policy, the complaints were placed before our Audit Committee on October 10 and before the non-executive board members on October 11. The following week the Audit Committee consulted with Ernst & Young, the independent internal auditors and Deloitte, our statutory auditors, were updated as well.

On October 16, the company learned of a letter dated October 3, 2019, purportedly written to the Office of Whistleblower Protection Program in Washington, D.C. The October 3, 2019 letter received by the Company, however, did not include any of the referenced emails or voice recordings.

On October 18, two days before the complaints were made public, the chair of our Audit Committee decided to retain outside counsel to conduct an independent investigation of the matter. Accordingly, we retained Shardul Amarchand Mangaldas & Co. on October 21, just as the whistleblower complaints were leaked to the media. In the context of this media leak the company felt it would serve the interest of all stakeholders by issuing a press release.
The company's response to the anonymous complaints was reasonable and consistent with US and Indian law, both of which recognize the importance of investigating such claims before disclosing them. US courts recognize that companies have a reasonable amount of time to evaluate potentially negative information and to consider appropriate responses before a duty to disclose arises. Similarly, circulars issued by the Indian stock exchanges in 2018 also confirm this understanding and encourage companies to disseminate unpublished price sensitive information as soon as it becomes "credible and concrete."

We recognize and value the right of aggrieved or concerned individuals to bring critical issues to the company's attention. However, if a company does not have the opportunity to thoroughly investigate any complaint, this right could inappropriately shift from a corporate safeguard to becoming a conduit for abuse, allowing an individual to manipulate a company's, operations or reputation without due process. Accordingly, prematurely disclosing complaints without proper due diligence to assess their veracity contradicts good corporate governance and would be a mistake.

As it always has, Infosys continues to hold itself to the highest standards of ethics and conduct, and we believe the actions the company took after the receipt of these complaints complied with our legal obligations, were responsible and in the best interests of our company, employees, and shareholders.

Again, while I will not comment on the merits of the issues which are under investigation, I want to reassure you that Infosys takes whistleblower complaints seriously. As part of the standard processes defined within our whistleblower policy, we are committed to ensuring that every aspect of the allegations is thoroughly investigated. After the investigation is complete, we will share a summary of the findings and will take corrective action if warranted.

For nearly four decades, Infosys has served as a model of strong corporate governance. We will always strive to live up to those standards.

All signs point toward us achieving that goal: potential employees continue to flock to the company, our clients continue to engage with us on new and expanded programs and our business continues to build momentum. Our company is prepared and excited for what's to come.

Today, our focus is to ensure that we build on the momentum that has been gained in the last eighteen months. We are about mid-way on the three-year strategic journey that the leadership team outlined. The Board is fully supportive of the integrated management team that is driving the execution of this strategy. Together, we are prepared for the opportunities and challenges of the future.

Let me thank you all once again for joining us today. If you have any additional questions, I would be happy to answer them now.

Infosys®
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Analyst Meet

2019

Intense Client Relevance

Salil Parekh

November 6, 2019

Safe harbor

Certain statements mentioned in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the outcome of the pending investigation into recent whistleblower complaints, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Our Transformation Journey – Major Change Over Two Years – Delivered Results



YoY Growth % in CC
5.8
9.0
10.1
11.7
12.4
11.4
FY 18
FY 19
Q3 19
Q4 19
Q1 20
Q2 20
4 quarters of double digit growth

GROWTH



YoY Growth % in CC
25.6
33.5
33.1
41.1
41.9
38.4
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

DIGITAL GROWTH



TCV in USD Millions
1,388
1,684
3,145
3,138
5,561
H1 18
H2 18
H1 19
H2 19
H1 20

LARGE DEALS GROWTH

GROWTH

- Investment in Digital
- Large deals engine – industry leading automation capabilities

Our Transformation Journey – Major Change Over Two Years – Delivered Results


Operating Margin %
21.5
20.5
21.7
Q4 19
Q1 20
Q2 20
Investment Phase

MARGIN

MARGIN

- AI & Automation
- Operational excellence

Investments in Digital Improving Client Relevance

Enterprises are driving growth by leveraging digital


EXPERIENCE
INSIGHT
INNOVATE
ACCELERATE
ASSURE
CLIENT DIGITAL JOURNEY

Three mega drivers for growth



Experience

Visual, intuitive, natural



Data

Analytics, insights



Cloud

Public, SaaS, Cloud-native

Investments in Digital Improving Client Relevance



Hi-tech Company

Consistent brand voice at each customer touchpoint



Financing Company

Tools enabling seamless auto financing and education

WONGDOODY

Human Experience = Brand Engagement



Insurance Company

App experience making it easy to see different insurance options for various needs


OnlineShop

Telecom Service Provider

Connecting the Physical retail space to Digital Experience

Investments in Digital Improving Client Relevance

SCALE PUBLIC CLOUD

LARGE HEALTHCARE COMPANY

What we provided to the client:

- End to end Cloud infrastructure services
- Flexibility through Poly-Cloud
- Seamless, safe and secure cloud orchestration using several Infosys IP
- Material cost savings



Large Deal Strategy Creating Impact

- Investments to amplify capability
  - Sales force enablement and transformation
  - Horizontal and vertical platforms
- Pipeline expansion through
  - Industry theme based campaigns
  - Leveraging Influencer channel systematically for deal origination
- Leveraging a Strong Partner Ecosystem



TCV in USD Million
1,388
1,684
3,145
3,138
5,561
H118
H218
H119
H219
H1 20

Large deal booking strong

Automation & AI for productivity

AUTOMATION

ARTIFICIAL INTELIIGENCE

Enterprises are driving productivity by leveraging Automation & AI



INTELLIGENT AUTOMATION

OIL AND GAS MAJOR

What we provided to the client:

- Implemented AI driven Ops such as ML driven Auto routing and assignment
- Self-healing, predictive monitoring, preventive maintenance and ChatBot driven self help
- Resulted in 40% savings over 3 years

Driving Operational Efficiency

- Onsite/Offshore Mix
- Pyramid
- Automation/Lean
- Sub-contractor Cost

People Approach

Intervention

- Greater learning and career growth opportunities internally
- Increased predictability
- Empower and engage

Action

- Increased leadership engagements with employees
- Bridge programs for changing career streams
- Fast track promotions for top talent
- Higher promotions vis-à-vis hiring

Outcome

- Attrition reduced by 200 basis points in Q2

DIGITAL READINESS

ALWAYS ON LEARNING

AGILE CAREERS

STOCK OPTIONS

EARLY CAREER & REWARDS

Creation of Onshore Digital Centers and Local Campus Recruiting

6 Digital delivery centers in the US, 1 in Europe, planned in Asia

8 Digital studios across, US, Europe, Australia and India. 2 more to be opened shortly (US & Europe)

1700 college graduates hired in US, Europe, Asia (excl. India) in past 12 months

Strategic Direction Clear, Focused on Disciplined Execution

- Growth – Digital, large deals
- Margin – AI, automation in delivery, operational efficiency
- With the goal of intense client relevance to help them navigate their next
- We have the building blocks for continuing our growth mind-set supported by a strong margin discipline

LIVE ENTERPRISE

Infosys®
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Analyst Meet

2019

Operational Excellence in a Live Enterprise

U. B. Pravin Rao

November 6, 2019

Safe harbor

Certain statements mentioned in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the outcome of the pending investigation into recent whistleblower complaints, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Stable operational performance in H1'20

Headcount


217,739
225,501
228,123
229,029
236,486
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

Attrition (Annualized Standalone)


19.9%
17.8%
18.3%
21.5%
19.4%
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

DSO - Days


66
67
66
68
66
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

% Onsite Effort


28.4
28.7
28.7
28.7
28.2
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

% Utilization Excl Trainees


85.6
83.8
82.3
83.1
84.9
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

We are tuning our systems and processes to continuously learn, improve and simplify



We are transforming Infosys to be a Live Enterprise…
Agility & Speed
Networked
Responsiveness
Differentiate
Velocity of Ideas
Extreme Automation
Walk The Talk

We are re-imagining our own business operations with digital technologies

Re-Imagine Experience

- Digitalize the workforce

Re-Imagine Ecosystem

- Build Sustainable workforces
- New ways of working
- Drive Phygital Collaboration

Re-Imagine Processes

- Accelerate Automation
- Fluid Operating Models
- Enhance Productivity

We are enabling productivity and learning platforms

Re-Imagine Experience

Onboarding New Employees



Infosys
Launchpad

Personal Productivity & Convenience



Infy Me
Experience WoW

Work Productivity & Insights



Infy Work
Experience WoW

Learning & Career Development



lex
Learning Amplified

100+ Employee apps to **4** mobile apps

Large user base:
200,000+ for learning,
100,000+ for productivity
& **30,000+** for onboarding

40 min average time spent learning everyday

45%+ services availed anytime/anywhere

We are transforming our ecosystem

Services store to curate and provision all assets

Platform ecosystem for real-time collaboration

'Phygital' transformation for smarter workspaces

Infosys knowledge graph to link silo's of data

Enabling a talent (r)evolution

Re-Imagine Ecosystem

WORK

Re-designing work, around capabilities

Skill Tags, Career Specialization Programs, Jobs are skills driven, Focused on specialization

WORKFORCE

Gearing up for tomorrow, where learning is a continuous cycle

Upskill, Cross-skill, Career choice programs.

WORKPLACE

Creating an Ecosystem that supports free flow of Talent

Internal Talent Marketplace and Bridge Programs

All of these powered by our Digital Platforms

We have enhanced our internal processes

Increased revenue by faster talent fulfilment

Visibility of holistic data to make faster decisions

Reduced project infrastructure set up time by 90%

~50% reduction in the time taken for back-ground checks

Scaling our Agile, DevOps capabilities

Re-Imagine Processes

Culture & Competency

Agile awareness & develop ecosystem to drive Agile culture

Frameworks

Strengthen Distributed Agile methodology with differentiators

Positioning

Go-to-market with our Distributed Agile value proposition, leverage Innovation Hubs

Adoption

Drive Agile adoption proactively in prioritized accounts in a multi-wave approach

~88% Infoscions are enabled on Agile

Shifting gears to accelerate automation

Re-Imagine Processes

30-40% of delivery effort automated across applicable projects

250+ In-house tools on Intelligent Automation

400+ Partner and Open Source tools

Lean execution coupled with Automation is giving us on an average ~22% efficiency gain in applicable projects.

~17% FTE Repurposed onshore

Creating a bot-factory

Disruptive automation cutting across the industry

Strategic automation to be able to predict and prevent disruptions

Deterministic automation for repetitive tasks

Tactical automation across the account


We are **reinventing** ourselves,
with a **new approach**, change in mindset
and platform thinking to operate and innovate
like **digital natives**

LIVE ENTERPRISE

Infosys®
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Analyst Meet
2019

Increasing Shareholder Returns

Nilanjan Roy

November 6, 2019

Safe harbor

Certain statements mentioned in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the outcome of the pending investigation into recent whistleblower complaints, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Building blocks to shareholder value creation



Strong Corporate Governance
Shareholder Value Creation
Progressive capital allocation policy
Strong financial and operating parameters
Scale Agile Digital
Energize the Core
Expand Skilling
Drive Localization
Comprehensive and client centric strategy
Large and growing market
Corporate Social Responsibility
Sustainability

Revenue and Margin Trends


Revenue growth % YoY (CC terms)
8.1
10.1
11.7
12.4
11.4
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20


Operating Margin %
23.7
22.6
21.5
20.5
21.7
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

Cost Optimization Tracks

Onsite - Offshore Mix



Onsite
Projects
Offshore
Onsite
Projects
Offshore
Near shore



Onsite Mix (%)
29.8
29.3
28.6
28.2
FY 17
FY 18
FY 19
Q2 20

Increase offshoring in new deals

Extreme offshoring in core services

Optimize offshoring in digital services

Cost Optimization Tracks

Onsite - Offshore Mix

Pyramid

Current


Onsite
Offshore

Increased Fresher hiring at Offshore

6 Innovation Hubs in US

~1,700 Fresher hiring in USA & Europe in last 1 year

Proposed


Onsite
Offshore

Cost Optimization Tracks

- Onsite - Offshore Mix
- Pyramid
- **Automation/Lean**

Eliminating waste and adopting Automation towards efficient and modernized delivery

Eliminate

- Eliminate non value added tasks, redundant workloads
- Address root causes of failures

Optimize

- Reduce wastage to have efficient processes
- Optimise workforce and increase efficiency
- Modernise and Optimise hardware and software

Automate

- Automate to reduce human interventions and reduce time to market

Cost Optimization Tracks

- Onsite - Offshore Mix
- Pyramid
- Automation/Lean
- **Subcon Cost**

Why subcon? Skill requirement | Recruitment lead time | Short duration projects



Current
Proposed
Employee
Existing subcon
New subcon

Our solution Continuous replacement and conversion → Continuous onboarding of fresh subcons

Cost Optimization Tracks

- Onsite - Offshore Mix
- Pyramid
- Automation/Lean
- Subcon Cost
- **Scale Benefits**

Operating leverage


12.2
11.7
12.0
11.7
FY 17
FY 18
FY 19
Q2 20

SG&A Cost as % of Revenue

Scale @ n=1

Geographies


Service lines

Utilization

Cost Optimization Tracks

- Onsite - Offshore Mix
- Pyramid
- Automation/Lean
- Subcon Cost
- Scale Benefits
- **Digital Pricing**

Client Value Proposition



Current client spend
$ Savings
Infosys solution
Time

Maximizing value to the client

Optimize pricing for digital skills

Cost Optimization Tracks

Onsite - Offshore Mix	Pyramid	Automation/Lean
Subcon Cost	Scale Benefits	Digital Pricing
	Others	

$100Mn- $150Mn of Cost Optimization in FY20

Improving Cash Generation



Cash Profit*
Working Capital
Taxes
Capex
Free Cash Flow

Cash Profit*
- Revenue Growth
- Margin Improvement

Working Capital
- Improving DSO
- Reducing unbilled
- Improving DPO

Taxes
- Transitioning into new tax regime

Capex
- Asset light model for new infrastructure
- Sweating existing facilities

* Cash profit is Net profit plus all non-cash items before working capital changes

Value accretive M&A


M&A
Complementary digital service capabilities
Consolidate market share
Synergistic client-specific assets
Post-Merger-Integration Playbook
M&A headroom in Capital Allocation Policy

Digital Acquisitions


Brilliant Basics, WongDoody
Experience
Insight
Innovate
Stater
Accelerate
Fluido
Assure

Enhanced shareholder payouts

Consistently growing
Dividend Per Share (DPS in ₹) (1)



Increase in DPS
3.3x
5.25
7.88
11.13
12.13
12.88
16.75
17.50
+14% YoY
8.00*
FY 13
FY 14
FY 15
FY 16
FY 17
FY 18
FY 19
FY 20

Capital Allocation Policy ← Upto 30% of NP | Upto 40% of NP | Upto 50% of NP → Upto 70% of FCF → Upto 85% of FCF Over 5-years

Capital returned to shareholders ₹ crore (2)



Increase in Capital returned
3.3x
7,119
8,767
13,000
21,767
9,118
4,740
8,260
22,118
FY 17
FY 18
FY 19
Regular dividend
Special dividend
Buyback

(1) Excludes Special Dividends. DPS figures are adjusted for Bonus issues. (2) Dividend amount is inclusive of Dividend Distribution Tax.

* Interim dividend

Total Shareholder Return (vs. Industry Peers)



#1
#2
100
Infosys
31-Dec-17
31-Mar-18
31-Jun-18
30-Sep-18
31-Dec-18
31-Mar-19
30-Jun-19
30-Sep-19
31-Oct-19

Source: Total return index as per Bloomberg

Alignment of management compensation with TSR (New 2019 RSU Plan)

LIVE ENTERPRISE

Infosys®
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Analyst Meet

2019

Winning Large Deals

Mohit Joshi

November 6, 2019

Safe harbor

Certain statements mentioned in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the outcome of the pending investigation into recent whistleblower complaints, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys sales transformation is being driven by

5 key initiatives…

Market facing strategies

- Large Deals
- Account Expansion
- New Account Openings

Foundational capabilities

- Sales Force Transformation
- Sales Enablement

…with winning **large deals** a key pillar of our strategy

Our transformation journey started in early 2018 with a holistic approach to address all facets of large deals

using this Deals Winning Equation

TCV =	Win Rate				X	Pipeline	
	Simplified Agile Process	Best Team	Clear Win Strategy	High Quality Proposal		Direct Sales	External Sources

We built a **global team of experts** to lead our efforts…



An **integrated** ecosystem of strategic deals specialists with expanded global presence

Added **experienced Deal Directors**	**Re-focused the Influencer Team** on strategic deals	**Strengthened negotiations with** industry experts	Established a **global solution architect model**	Expanded **knowledge portal**	**Enhanced creative capabilities** with interactive artifacts

…and developed **Industry Themes** to create a pipeline of proactive deals

Illustrative Themes

- **CMT** – Network modernization
- **FS** – Re-imagining Wealth Management experience
- **Retail** – S/4HANA led digital transformation
- **MFG** – Smart manufacturing
- **Energy & Utilities** – Utilities – Grid Modernisation

A **culture** of innovation and collaboration underpinned our efforts…



TRUST
"ONE" INFOSYS APPROACH
UNDERSTANDING OF CLIENT LANDSCAPE
RESPONSIVENESS
FLEXIBILITY
DIGITAL TRANSFORMATION
SHARED RISK AND REWARD
INTEGRATED AGILE
DIGITAL TRANSFORMATION
BEING TRANSPARENT
PROACTIVE
INTEGRATED AGILE
PROACTIVE
AGILITY
CAPABILITES
CONTINUOUS ENGAGEMENT
LEADERSHIP COMMITMENTS
STAKEHOLDERS MAPPING
RISK MITIGATION
ATTITUDE OVER APTITUDE
STRONG DELIVERY ORGANIZATION
MUTUAL BENEFITS
INVESTMENTS
ENTERPRISE TRANSFORMATION
BUSINESS OUTCOME
INTEGRATED AGILE
LEARNING INFRASTRUCTURES
RESPONSIVENESS
BOLD COMMITMENTS
LOCALIZATION
PERSEVERANCE
INTEGRATED SOLUTIONS
EMPOWERED BID TEAM
PARTNER ECOSYSTEM
SCALE
CAPABILITES
AGILITY
TRUST
SCALE
FLEXIBILITY

… and these are some key **elements** of our strategic pursuits



Design+
Learning+
Proximity+
Automation+
Agile+
EXPERIENCE
INSIGHT
ASSURE
INNOVATE
ACCELERATE
DIGITAL NAVIGATION FRAMEWORK

Senior Leadership Commitment
Clients expect Senior leadership involvement and Commitment for their transformation journey

Proactive Transformative Solutions
Utilizing Infosys' digital navigation framework and strong domain-led Value Propositions

Leveraging a Strong Partner Ecosystem
Best-of-breed solutions for every element of scope

Investments in Horizontal & Vertical Platforms
Finacle, Stater, McCamish, IAMP

Structured large deal review process

Innovative Deal Structuring & Contracting
Outcome-based and Gainshare models, JVs

The success of our strategy is evident in our **growth trajectory…**


TCV in USD Million
1,388
1,684
3,145
3,138
5,561
H118
H218
H119
H219
H1 20

Over $5.5Bn large deal signings in H1 FY20, with highest **Net New** signings so far

77% Y-o-Y growth in overall signings (on top of the 106% growth last year)

… and our deals are **diverse,** spanning all industries and geographies

- Innovative structuring (Outcome-based, Gainshare)
- Platform Deals
- Next Gen Infrastructure Transformation
- Operations Transformation
- Alliance/ Partnership Structures
- IT as a Service/ large IT scope takeover
- ERM Implementation & Support
- Public Sector wins
- Digital Transformation Partner



Segment share, %
(Oct18-Sep19)
Life Sciences, **6%**
Others, **3%**
Energy, Utilities, Resources and Services, **6%**
Communication, **8%**
Retail, **8%**
Hi Tech, **10%**
Manufacturing, **14%**
Financial Services, **46%**



Geo share, %
(Oct18-Sep19)
India, **3%**
APAC, **15%**
North America, **56%**
Europe, **26%**

Our recent win at a large **healthcare client** illustrates our approach…

Client "Standard" RFP

- Application Maintenance Support
- Infrastructure Managed Service
- Basic aspects of Business Transformation
- "Typical" SLA driven Managed Services RFP

+

Infosys Solution

Expert Knowledge of Client Ecosystem	Deep Client Relationship	Microsoft Cloud Partnership
Innovation Investments	Assumed Risk	Focused Deal Team
Infosys IP	Agile/Devops	Automation

=

Strong Business Outcomes & Winning Strategy

- Mature technology to enable business growth **OVER 30%**
- Enhancement of IT/Business capability: expected to more than double in 2020
- Enabling "business aware" IT environment allowing informed business decisions
- Time-bound financial commitment to deliver on key aspects of business transformation

The **future** is changing…and so is our approach

- Partnering with an eco-system of providers/ platforms
- 'Live Enterprise' paradigm powered by Infosys Digital Platform
- 3-tier location model leveraging localization
- 'Always-on' learning and talent transformation
- Joint GTM with clients

LIVE ENTERPRISE

Experience

Ben Wiener

November 6, 2019

Safe harbor

Certain statements mentioned in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the outcome of the pending investigation into recent whistleblower complaints, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

WE ARE A HUMAN EXPERIENCE COMPANY.

HUMAN EXPERIENCE EQUALS BRAND ENGAGEMENT.


YEAH
2-WHEEL OFFROAD

THE INFOSYS HX ECOSYSTEM


SEA
LA
IND
PRV
LDN
AMS
BER
TYO
WONGDOODY
DX
DXB
brilliantbasics
BLR
RIO
SYD
MEL


A BETTER EXPERIENCE GENERATES CUSTOMERS WHO ARE:
LIVE ENTERPRISE

7X more likely to buy

8X more likely to try new products

15X more likely to share positive WOM

8 OUT OF 10 COMPANIES HAVE A STAGNANT CX RANKING.



Infosys
Analyst Meet
2019

HUMAN EXPERIENCE FRAMEWORK


IN THE WORLD
DATA
DATA
Behaviors
Expectations
DATA
ONLINE
AT WORK

INSIGHT FUELS CREATIVITY: THE INFOSYS AGILE INSIGHTS PRACTICE

THE MOTHERBOARD

The Motherboard - our always on community of Moms eager to share their thoughts and opinions to help brand innovate and shape consumer experiences, is the foundation for our Agile Insights Practice - a research approach that allows us to quickly inform and validate our ideas with consumers at all stages of digital transformation with qualitative data.

Understanding what customers need and want before we develop new experiences, services and products drives significant business growth for our clients.

FAST COMPANY WORLD CHANGING IDEAS 2019

2019 FAST COMPANY WORLD CHANGING IDEAS HONOREE AWARD


Infosys
Analyst Meet
2019

CREATIVITY EARNS GREATER RECOGNITION

74

awards for HX in the last 2 years



300+

global creative awards in the past 25 years

CREATIVITY ENHANCES END-TO-END DIFFERENTIATION FOR INFOSYS

"I think it's an incredible vision, it feels very close to the customer, the kind of colleague-and customer-centric experience we need. This is a massive step forward."

EVP, FINANCIAL SERVICES

INFOSYS HX CASE STUDIES

BUILDING LOYALTY FOR A GLOBAL APPAREL BRAND

Customized content.
Omni-channel experience.
Insider access to exclusive merchandise.


Infosys
Analyst Meet
2019

LIVE ENTERPRISE

INFOSYS HX CASE STUDIES

ENABLING NEXT GENERATION EMPLOYEE EXPERIENCES

Redesigned employee platform for a global workforce



Team approvals
3 pending
43 approved
Laura Anterra
Travel request
Approve request for travel to Rotterdam in August
Shane Gonzalez
Timesheet
Mon 20th - Tues 21st March missing from timesheet
Complete your profile
Infosys
Analyst Meet
2019

LIVE ENTERPRISE

INFOSYS HX CASE STUDIES

RESDESIGNING THE BANK BRANCH EXPERIENCE

> “This really shifts our POV on how to plan for spaces… a defining moment for our organization.”

EVP, HEAD OF RETAIL NETWORK TRANSFORMATION


How do we anticipate customer needs in the advisory branch?
PROTOTYPING AND TESTING IN DESIGN THINKING EXERCISE
Sketch & Skit: The Pitch
1. Creativity
2. Brand Fit
3. Presentation

PUTTING CONTROL IN THE CUSTOMER'S HAND

A unified, mobile view of data and entertainment


Basic internet 150 GB
28%
1.4 GB left
for 4 days
YOUR MESSAGES
Delivery

EXPERIENCE: DRIVING GROWTH AND ADDING SCALE

GROWTH & SCALE

Onshore + Offshore Network
Expanded Talent Pipelines
Experience As Managed Service



SEA
IND
LA
PRV
NYC
HOU
LDN
BER
AMS
TYO
SHA
DXB
BLR
RIO
SYD
MEL

NEW BUYERS AND AUDIENCES FOR INFOSYS

STRATEGIC INITIATIVES

C+C AWARD

ANA
Leading the Marketing Community

CANNES LIONS
INTERNATIONAL FESTIVAL OF CREATIVITY

Infosys®
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LIVE ENTERPRISE

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Insights

Karmesh Vaswani

November 6, 2019

Safe harbor

Certain statements mentioned in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the outcome of the pending investigation into recent whistleblower complaints, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Enterprise Data is GROWING ....

40 ZB (2019) → **175 ZB (2025)**

(1 Zettabyte -> 1024 exabytes -> 1024 petabytes -> 1024 terabytes)

35% growth global data / year ; **vs. 5%** in global IT spends

Across Industries, **450+ Billion** B2B and B2C transactions /day

Big Data via Cloud is growing **7.5 times** faster than **on Premise**

….Demand for ACTIONABLE INSIGHTS is growing….
exponentially across all INDUSTRIES

Enabling INSIGHTS & DATA led Economic Revolution



NEW DEMAND
INSIGHTS DRIVEN INDUSTRY DISRUPTIONS
SPEED, SCALE, EFFICIENCY & GOVERNANCE
DATA & INSIGHTS Economy
NEW DIGITAL ROADMAP
AUGMENTED BY TECHNOLOGY EVOLUTIONS

MULTIPLIERS:

- **Time-Value**
- **Data to knowledge**
- **New dictionary** Semantics
- **AI** the eyes and ears
- **Automation** the digital operator
- **Open, Portability** the life blood
- **Ethics, Privacy, Security** Integrity

Case 1 – Co-Creation of a Cloud Agnostic ‘Data, Insights & new Digital’ platform with one of the top 10 Global Retail Bank

Data & Insights economy

Being Transformed With

PLATFORM ‘X’

750+ PB

400+ Commercial Software’s

1000+ batch and real time processes

- Automate Data Lifecycle & Lineage
- Cloud Agnostic & Contestible Migration paths
- Open Source & ‘Demising’ **expensive** COTS
- Data Telemetry @ Ultra low latency
- Upto X/50 on Cost , Effort & Time
- Agile delivery for Analytics, Reporting & Applications

Google Cloud Platform

Azure

aws

Case 1 - New Digital Capabilities being enabled and Illustrative scale of Benefits

Category	From	To
Global Liquidity Tracking & Reporting	16 hrs	<45 mins
Migration Time for typical PB load from multiple sources	5-6 weeks	<2 days
Analytics Capacity for 1 PB load (representative profile)	300 VMs* @ 10 MUSD over 5 yrs.	<2 days
Third party Commercial Tools (Nos. & Value)	400+ costing 70 MUSD p.a.	Serverless, @ 2 MUSD over 5 yrs

Case 2 - 'Insights' led Consumer Experience transformation and Channel Performance disruption for a USD 25+ Bln Lifestyle/ Fashion company

FROM (2017)

Single Consumer View (SCV) **fragmented** across multiple platforms and sources

- 1 BUSD digital sales (<5%) in 2017
- App. 50M registered users
- 65 USD average order value
- <10% repeat buyer rate

TO (2019)

Precision Marketing – Segment of ONE. **Unified** Single Consumer View (SCV)

- 3 BUSD (10%+) online in 2019
- >120M registered users
- 130 USD average order value
- >35% repeat buyer rate

Case 2 - Speed, Scale, Efficiency and comprehensive Governance around the Single Consumer View to enable better Marketing ROI

Activities

All activities and interactions are enabled for a digital data footprint creation

- Sign up for campaign
- Digital Offers, Newsletter #1
- Visit to website
- Facebook Instagram Twitter
- Digital Offer, Newsletter #2 incl. product launch
- Visit to website
- Mobile App

3 months

Database

Multi dimensional insights every time consumer moves forward in the program or interacts in any way.

Details
- Name
- E-mail
- City, Country, etc.

Initial interests
- Clicks
- Competition Brands

Interactions
- Views
- Participation
- Downloads

Engagement
- Likes
- Shares
- Comments

Extended interests
- Clicks
- Polls

Interactions
- Views
- Purchase

Interactions
- Views
- Participation
- Downloads

3 months

120M Consumers
Upto **5000** attributes per consumer being mined into insights

Case 2 - New Demand created by targeting micro consumer segments at ‘n=1’ with personalised, immersive digital experiences…


800M (100%)
Overall Visits
460M (57%)
PDP Visits
116M (13.75%)
Cart Additions
14M (1.9%)
Orders
23%

H1 ‘ 2019

An increase of 2% in the PDP (Product Description Page) conversion (to 25%) will result in a revenue upside of app. 120MUSD yearly

Case 2 - New Demand created by targeting micro consumer segments at ‘n=1’ with personalised digital experiences…

Trend Followers


MEN WOMEN CHILDREN SPORTS BRANDS COLLECTIONS
SHOE
AVAILABLE COLOURS
CHOOSE YOUR SIZE
IN THE SHOPPING BAG

Number of people currently viewing the product

Number of times purchased in last 24 hours

Trend Setters


LOOKBOOK 2019
LET'S GET STARTED
19 SHOES
PERFORMANCE

Strong profitable growth headroom in the Data & Insights Economy

20+
Industries

500
Clients

24000+
Professionals

1000+
Data Scientists

LIVE ENTERPRISE

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Accelerate

Ravi Kumar

November 6, 2019

Safe harbor

Certain statements mentioned in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the outcome of the pending investigation into recent whistleblower complaints, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Clients are looking to Scale Cloud for driving the digital transformation Journey

- Data Center consolidation
- Application landscape rationalization
- ERP Modernization
- Adopt industry vertical solutions (full-stack)

Rejuvenate the Core ⟷ **Invest in the Future**

Cost take-out, reduce technology debt

Generate value, scale business

- Containers, Microservices, and APIs
- Data Monetization
- Customized Customer Experience
- Technology driven business innovation
- AI/ML driven self-service and self-healing operations

Mindset Change

- Siloed to Interdisciplinary Collaboration
- Shift to Data based Decision Making
- Risk averse to Agile, experimental & Immersive

Our POV on the Cloud Spend

Global Cloud market is poised to grow ~21% CAGR over the next few years

For every $100 M of Cloud Spend the ecosystem potential is $325M in revenue

- Cloud Migration
- Cloud Transformation
- SaaS
- IaaS
- Operations
- AI & Automation
- Data & Analytics
- Industry Solutions

- Global cloud market is valued at $207.8 B in 2018 and is estimated to reach at $445.7 B in 2022
- Growth rate by 2022 - Private cloud 41.4%; Public Cloud 16.0%
- **81% of enterprises have a multi-cloud strategy**

Source: Gartner, IDC, IKI and Others

Our POV on the S/4 HANA and SAP Cloud Platform Spend

SAP platform spend is likely to be ~ $190B over the next 5 years



$/€
Customer IT Spend is Flat-lined
Bundles
Flat-lined
Cost Neutral
Funds for Innovations
Operational Costs
Discretionary Spend Innovation
Application Maintenance & Support Cost
Application License Investment
S/4HANA & Digital
Infrastructure Cost Move to the Cloud
Y1
Y2
Y3
Y4
Y5

- Reimagine business processes with AI & Automation
- Industry focused 'Intelligent Enterprise' Blueprints
- Personalize User experience across Channels
- Empower with Real time steer across the value chain

Source: Gartner, IDC, IKI and Others

Big Opportunity for System Integrators like Infosys

To be the primary orchestrator of the Cloud transformation for our clients

- Flatlining Costs
- Take Over of Client Estates
- Innovative Deal Constructs
- Transforming Workloads & Poly Cloud Capabilities
- Talent Transformation
- Innovation Infra on the Cloud

Our endeavor is to help our clients optimize operational cost structures and transform enterprise workloads

Our Cloud Ecosystem

3x Potential between Cloud Consumption and Services

SECURITY
Cloud Centric Design

WORKLOADS
More Transformation and less of 'Lift & Shift'

STRATEGIC PARTNERSHIPS
Hyper Scalers | SAP | Oracle | SFDC | Startups

CLOUD FIRST TRANSFORMATION
Across our estate of ~800 global relationships

INFRASTRUCTURE AS A SERVICE
Public | Private | Hybrid

SOFTWARE AS A SERVICE
Modernize & Transform Legacy Applications
Custom | Enterprise | Open Source

PLATFORM AS A SERVICE
Infosys Poly Cloud Platform | Best of Breed

API MICROSERVICES
Cloud Native Microservices Architecture

Over the next 3 years, the shift to more transformation work will drive the growth

Infosys Poly Cloud - Our Journey

In order to walk the talk, we transformed ourselvezs into a Poly Cloud environment

Infosys Poly Cloud Platform

- Open Source
- Truly Interoperable
- Security, Compliance & Governance
- All 'Cloud Management Platform' Features
- SMART Catalog

Our own journey has enabled us to offer the Infosys Poly Cloud as a platform to our clients

Our IP and Assets

Workload Management Solution Suite
Transformation Accelerators

Infosys Poly Cloud Platform
Open Source Platform with built in Telemetry & Graph

Cloud Service Assurance Suite
Real time visibility into Network, Compute & Storage

Infrastructure Management Suite
Hybrid Cloud Monitoring & Analytics platform

Infosys ESM Café
60+ AI powered apps on top of SNOW

Infosys Intelligent Enterprise
AI/ML, IoT, Blockchain Apps on SAP Cloud

Infosys Microservices Platform
Auto generation of Microservices code

HANA CMO
Code analysis, migration and remediation tool

Analyst Feedback

38 Cloud Ratings in last 6 quarters

- 20 'Leader' Ratings
- 11 'Strong Performer' Ratings
- Cloud Advisory | Enterprise Cloud | S4 HANA | SaaS | Microservices | Modernization | Oracle Cloud

Winner of the **"Microsoft 2019 Global Alliance SI Partner of the Year"** award

NelsonHall | Everest Group | Gartner | HFS Research | Forrester | IDC

Digital procurement platform for a Global Auto Major

KEY CHALLENGES

Legacy Landscape
25 year old mainframe based system incapable of scaling for high performance

High Cost of Operations
Constraining business changes

Siloed ways of working
Disconnected Engineering, sourcing, procurement, and controlling

New cloud based Procurement System leveraging S4 HANA and Microsoft Azure

BUSINESS OUTCOME

Higher Buyer Productivity
Complex sourcing tasks made simpler

Operational Efficiency
AI leveraged overhead effort elimination. Significant reduction in Operations cost

Reduced lead times
Extreme automation reducing time from demand to delivery

Agility in business
1B Euros volume reached, exponential adoption towards 100B

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